Exhibit 99.1

ENTRÉE GOLD PROVIDES RESULTS OF AGM

Vancouver, B.C., July 3, 2014 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") provides the results of the Company’s Annual General Meeting ("AGM") held on June 26, 2014.

A total of 96,663,031 common shares, representing 65.88% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM.  This demonstrates a high level of shareholder participation, and evidences strong support for the re-election of the Board’s nominees as directors.

All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated May 22, 2014, were approved by the requisite majority of votes cast at the AGM.

The details of the voting results for the election of directors are set out below:

	Votes For		Withheld Votes
Director	#	%	#	%
Rt. Hon. Lord Howard of Lympne	72,249,335	97.39	1,937,637	2.61
James Harris	71,948,129	96.98	2,238,843	3.02
Gregory Crowe	72,090,879	97.17	2,096,093	2.83
Lindsay Bottomer	72,506,929	97.74	1,680,043	2.26
Mark Bailey	72,372,979	97.55	1,813,993	2.45
Alan Edwards	72,354,661	97.53	1,832,311	2.47
Gorden Glenn	72,333,210	97.50	1,853,762	2.50

Shareholders also:
  approved the re-appointment of Davidson & Company LLP as auditors of the Company for the ensuing year at the remuneration to be fixed by the directors; and
  approved the renewal of the Company’s Stock Option Plan (the "Plan") and all unallocated options issuable pursuant to the Plan, and authorized the Company to grant options under the Plan until June 26, 2017.
Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on the Company’s website.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Additionally, Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

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